December 3, 2010

VIA EDGAR TRANSMISSION AND COURIER

Andrew Mew Accounting Branch Chief Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0405

Re:

Transportadora de Gas del Sur S.A.
Form 20-F for the fiscal year ended December 31, 2009
Filed June 16, 2010
File No.  001-13396

Dear Mr. Mew,

Transportadora de Gas del Sur S.A. (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated November 18, 2010, regarding the above-referenced filing.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicized text and have provided our responses immediately following each comment.

1.

Refer to your reconciliation of shareholders’ equity. Please note that US GAAP reconciling items should be presented gross with a separate adjustment for taxes. Please revise in future filings.

In the Company’s reconciliation of shareholders’ equity on page F-23, the Company presents the reconciling items gross, and their tax effects in a separate line-item entitled “Deferred income tax under US GAAP”.

2.

We read your revenue recognition accounting policy under Argentine GAAP on page F-15 where you state. “firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage.” Please tell us how you are accounting for firm transportation revenues under US GAAP. Refer to SAB Topic no. 13 for guidance.

Under US GAAP, the Company applies the same accounting criteria applied under Argentine GAAP for firm transportation revenues, which comply with the provisions stated in SAB Topic No. 13. Revenues are recognized in the period for which the contracted capacity is reserved and the collectability of the revenues is assured.  Revenues are quantified in accordance with tariffs determined by the National Gas Regulatory Body and other terms set forth in each firm transportation contract.

3.

We refer you to the use of the term “Net financial results” in the table on page F-38. Please clarify what “Net financial results” represents, and to the extent it represents a non-GAAP measure, please provide the disclosures set forth in Item 10(e) of Regulation S-K. Refer to paragraph C.(e) to the General Instructions.

“Net financial results” in the table on page F-38 is not a non-GAAP measure.  It is a financial measure that is required or is expressly permitted under Argentine generally accepted accounting principles.  See Division of Corporation Finance, Compliance and Disclosure Interpretation, Question 106.1.  Note 2q to the Company’s financial statements describes the components of Net financial results.

4.

Please provide a cash flow statement prepared under US GAAP or revise your table on page F-41 that sets forth the condensed statements of cash flows prepared in accordance with US GAAP. In this regard, in future filings provide a reconciliation that quantifies the material differences in the cash flow statement provided under Argentine GAAP as compared to US GAAP.

The following tables reconcile the material differences in the cash flow statement as measured under Argentine GAAP with the cash flows as measured under US GAAP:

	2009	2008	2007
Cash flows provided by operating activities under Argentine GAAP	511,637	582,081	518,403
Effect of foreign exchange rate changes on cash and cash equivalents	(51,964)	(36,094)	656
(Increase) / decrease in investments other than cash and cash equivalents under US GAAP	(18,592)	84,125	112,199
Increase / (decrease) in advance payments from customers	113,459	47,183	90,216
Cash flows provided by operating activities under US GAAP	554,540	677,295	721,474

Cash flows used in investing activities under Argentine GAAP	(149,147)	(192,406)	(231,951)
Cash flows used in investing activities under US GAAP	(149,147)	(192,406)	(231,951)

Cash flows provided by / (used in) financing activities under Argentine GAAP	57,962	(176,303)	(373,390)
(Decrease) / increase in advance payments from customers	(113,459)	(47,183)	(90,216)
Cash flows used in financing activities under US GAAP	(55,497)	(223,486)	(463,606)

Increase in cash and cash equivalents under US GAAP	349,896	261,403	25,917

Effect of foreign exchange rate changes on cash and cash equivalents	51,964	36,094	(656)
Increase in cash and cash equivalents under US GAAP after effect of foreign exchange rate changes on cash and cash equivalents	401,860	297,497	25,261

Cash and cash equivalents at the beginning of the year	570,589	273,092	247,831
Cash and cash equivalents at the end of the year	972,449	570,589	273,092

The following table reconciles the material differences between the cash and cash equivalents at the end of each year as measured under Argentine GAAP and US GAAP:

	2009	2008	2007
Cash and cash equivalents at the end of the year under Argentine GAAP (Note 5)	1,025,142	604,690	391,318

Mutual funds and other current investments	(52,693)	(34,101)	(118,226)
Cash and cash equivalents at the end of the year under US GAAP	972,449	570,589	273,092

In future filings, the Company will provide these reconciliations when appropriate.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses adequately address the questions raised in your letter.  Any questions with respect to the foregoing should be directed to Leandro Perez Castaño at +54 (11) 4865-9050 (extension 1153).

Sincerely,

Gonzalo Castro Olivera
Chief Financial Officer